                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934


                             UNITED MAGAZINE COMPANY
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title and Class of Securities)


                                   91-0810209
                                 (Cusip Number)



                             Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With copies to:

                              Robert K. Rupp, Esq.
                                Baker & Hostetler
                        65 East State Street, Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541



                                February 9, 1988
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following
box:   [  ]

         Check the following box if a fee is being paid with this Schedule: [x]

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                Northern News Company
         Above Persons                                   38-1738051
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  Michigan
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 144,476
by Each Reporting
Person With                   --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            144,476
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        144,476
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    1.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         CO

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of           Wholesalers Leasing Corp.
         Above Persons                              31-1055253
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  Delaware
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 52,488
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            52,488
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        52,488
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    .7%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         CO

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                      Ronald E. Scherer
         Above Persons                                         ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 569,051
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power             1,245,450
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            569,051
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        1,814,501
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    24.4%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                  Linda Hayner Talbott
         Above Persons                                     SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 34,001
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power             1,245,450
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            34,001
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        1,279,451
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    17.2%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                Richard Stoll, Sr.
         Above Persons                                   SS-No.: ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 421,750
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            421,750
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        421,750
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    5.7%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                       ###-##-####
         Above Persons                            Richard Stoll, Sr., Trust
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 421,750
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            421,750
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        421,750
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    5.7%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         OO

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Richard Stoll, Jr.
         Above Persons                                    SS-No.: ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,350
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,350
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,350
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Margaret M. Stoll
         Above Persons                                    SS-No.: ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,392
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,392
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,392
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Francis Stoll
         Above Persons                                    SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,392
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,392
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,392
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Virginia Hiteshew
         Above Persons                                    SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,350
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,350
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,350
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                Stephanie Hamilton
         Above Persons                                   SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,350
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,350
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,350
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Nancy Stoll Lyman
         Above Persons                                    SS-No.: ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,350
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,350
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,350
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 John O. Stoll, III
         Above Persons                                    SS-No.: ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,350
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,350
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,350
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Mary Olerich
         Above Persons                                    SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,350
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,350
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,350
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 James F. Stoll
         Above Persons                                    SS-No.: ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,392
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,392
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,392
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                   William W. Stoll
         Above Persons                                      SS-No.: ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,350
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,350
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,350
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

\


                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                    Suzanne M. Voss
         Above Persons                                       SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 153,392
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            153,392
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        153,392
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    2.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Thaddeus S. Majerek
         Above Persons                                    SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 290,609
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            290,609
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        290,609
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    3.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.           Thaddeus S. Majerek,
         or I.R.S. Identification Nos. of            Self-Declaration of
         Above Persons                               Trust dated 7/6/90
                                                     ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 290,609
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            290,609
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        290,609
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    3.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         00

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Thaddeus A. Majerek
         Above Persons                                    SS-No.: ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power             279,212
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        279,212
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    3.8%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                   Michael J. Majerek
         Above Persons                                      SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power             279,212
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        279,212
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    3.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.    Irrevocable Family Trust Agreement
         or I.R.S. Identification Nos. of     dated 1/22/86, Thaddeus S. Majerek
         Above Persons                        SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-          279,212
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power
                              --------------------------------------------------
                                (10)     Shared               279,212
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                       279,212
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    3.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         OO

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                   George R. Klein
         Above Persons                                      SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 1,169,502
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            1,169,502
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        1,169,502
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    15.7%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                 Ted Rysz
         Above Persons                                    SS-No.: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 46,356
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-           46,356
                                         ing Power
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power
                              --------------------------------------------------
                                (10)     Shared                46,356
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        46,356
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    0.6%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.       The Roger L. Scherer Trust FBO
         or I.R.S. Identification Nos. of        Ronald E. Scherer U/A 6/14/79
         Above Persons                           31-6297039
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             -------------------
                                                               (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
--------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power
by Each Reporting
Person With
                              --------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power             1,245,450
                              --------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power
                              --------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        1,245,450
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    16.7%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         OO

                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.     The Roger L. Scherer Trust FBO
         or I.R.S. Identification Nos. of      Linda Hayner Talbott U/A 6/14/79
         Above Persons                         31-6297039
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x/
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power
by Each Reporting
Person With
                              -------------------------------------------------
                                (8)      Shared Vot-
                                         ing Power             1,245,450
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        1,245,450
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    16.7%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         OO

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item 2.  Identity and Background.
         -----------------------
         The members of the group are:

         (a)      Ronald E. Scherer ("Scherer")

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      President
                  United Magazine Company
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Scherer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Scherer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Scherer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Linda Hayner Talbott

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      Employee
                  United Magazine Company
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Ms. Talbott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Talbott has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Talbott was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Richard Stoll, Sr.

         (b)      6477 Mill Ridge Road
                  Maumee, Ohio 43537

         (c)      Retired -- Former Chairman
                  The Stoll Companies
                  wholesale periodical distributor
                  ---------------------------------
                  ---------------------------------

         (d) During the last five years, Mr. Stoll has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Stoll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Stoll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      The Richard H. Stoll, Sr., Trust

         (b)      State of organization:    Ohio

         (c)      Principal buinsess:       trust operations

         (d) During the last five years, the Richard H. Stoll, Sr., Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Richard H. Stoll, Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Richard H. Stoll, Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------------------------------------------------------

         (a)      Richard Stoll, Jr.

         (b)      2457 Gradwohl
                  Toledo, Ohio 43617

         (c)      ---------------------------------
                  ---------------------------------
                  ---------------------------------
                  ---------------------------------

         (d) During the last five years, Mr. Stoll has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Stoll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Stoll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Margaret M. Stoll

         (b)      538 W. Wrightwood, Apt. 2W
                  Chicago, Illinois 60614

         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Ms. Stoll has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Stoll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Stoll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Francis Stoll

         (b)      3410 14th Avenue, West #3
                  Seattle, Washington 98119

         (c)      --------------------------
                  --------------------------
                  --------------------------

         (d) During the last five years, Ms. Stoll has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Stoll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Stoll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Virginia Hiteshew

         (b)      1404 N. Astor Street
                  Chicago, Illinois 60610

         (c)      --------------------------
                  --------------------------
                  ---------------------------

         (d) During the last five years, Ms. Hiteshew has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Hiteshew has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Hiteshew was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

------------------------------------------------------------------------------

         (a)      Stephanie Hamilton

         (b)      7015 Williamsburg Drive
                  Sylvania, Ohio 43560

         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Ms. Hamilton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Hamilton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Hamilton was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Nancy Stoll Lyman

         (b)      215 E. Chestnut Street, #1201
                  Chicago, Illinois 60611

         (c)      Managing Consultant
                  Executive Development Group
                  Management and Consulting Firm
                  --------------------------------
                  --------------------------------

         (d) During the last five years, Ms. Lyman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Lyman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Lyman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      John O. Stoll, III

         (b)      1050 Autumn Ridge, NE 9
                  Ada, Michigan 49301

         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Mr. Stoll has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Stoll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Stoll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Mary Olerich

         (b)      260 E. Chestnut Street, #2707
                  Chicago, Illinois 60611

         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Ms. Olerich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Olerich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Olerich was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      James F. Stoll

         (b)      4240 Crooked Tree, S.W., #11
                  Wyoming, Michigan 49509

         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Mr. Stoll has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Stoll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Stoll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      William W. Stoll

         (b)      2604 College Avenue
                  Berkeley, CA 94704

         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Mr. Stoll has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Stoll has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Stoll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Suzanne M. Voss

         (b)      1474 West Byron Street
                  Chicago, Illinois 60613

         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Ms. Voss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Voss has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Voss was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

------------------------------------------------------------------------------

         (a)      Thaddeus S. Majerek

         (b)      ------------------------
                  ------------------------

         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Mr. Majerek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Majerek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Majerek was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

------------------------------------------------------------------------------

         (a)      Thaddeus S. Majerek, Self-Declaration
                  of Trust dated 7/6/90 (the "Self-Declaration Trust")

         (b)      State of organization:      Michigan

         (c)      Principal business:         trust operations

         (d) During the last five years, the Self-Declaration Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Self-Declaration Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Self-Declaration Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


------------------------------------------------------------------------------

         (a)      Thaddeus A. Majerk

         (b)      ------------------------
                  ------------------------

         (c)      Division President
                  United Magazine Company
                  wholesale periodical distributor
                  5137 Post Road
                  Durslin, Ohio  43017

         (d) During the last five years, Mr. Majerek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Majerek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Majerek was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Michael J. Majerek

         (b)      ------------------------
                  ------------------------
         (c)      ------------------------
                  ------------------------
                  ------------------------

         (d) During the last five years, Mr. Majerek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Majerek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Majerek was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Irrevocable Family Trust
                  dated 1/22/86 (the "Irrevocable Trust")

         (b)      State of organization:     Michigan

         (c)      Principal business:        trust operations

         (d) During the last five years, the Irrevocable Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Irrevocable Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Irrevocable Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------------------------------------------------------

         (a)      George R. Klein

         (b)      ------------------------
                  ------------------------

         (c)      Division President
                  United Magazine Company
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Klein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Klein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Klein was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

         (a)      Ted Rysz

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      -----------------------
                  -----------------------
                  -----------------------
                  -----------------------

         (d) During the last five years, Mr. Rysz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Rysz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Rysz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

------------------------------------------------------------------------------

         (a)      Northern News Company ("Northern")

         (b)      State of organization:  Michigan

         (c)      Principal business:  Real Estate Management and Development

         (d) During the last five years, Northern has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Northern has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Northern was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------------------------------------------------------

         (a)      Wholesalers Leasing Corp. ("Wholesalers")

         (b)      State of organization:  Delaware

         (c)      Principal business:  Vehicle Leasing

         (d) During the last five years, Wholesalers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Wholesalers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Wholesalers was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------------------------------------------------------

     The executive officers of Northern are Ronald E. Scherer, David B. Thompson, Arthur C. Foster, Sr. and Ruth Hunter Smith. The executive officers of Wholesalers are Ronald E. Scherer, David B. Thompson, and Ruth Hunter Smith. The directors of Northern and Wholesalers are Messrs, Scherer and Thompson. The following is information relating to Mr. Thompson, Mr. Foster and Ms. Smith:

         (a)      David B. Thompson

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      Treasurer
                  Northern and Wholesalers
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Thompson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Thompson was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

------------------------------------------------------------------------------

         (a)      Arthur C. Foster, Sr.

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      Vice President
                  Northern
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Foster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Foster has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Foster was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

------------------------------------------------------------------------------

         (a)      Ruth Hunter Smith

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      General Counsel
                  Northern and Wholesalers
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Ms. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Ms. Smith was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.

------------------------------------------------------------------------------

     The persons controlling Northern and Wholesalers are the Linda S. Haynor Trust and the Ronald E. Scherer Trust.

         (a)      The Linda Haynor Talbott Trust

         (b)      State of organization:  Ohio

         (c)      Principal business:  trust operations

         (d) During the last five years, the Linda Haynor Talbott Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Linda Haynor Talbott Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Linda Haynor Talbott Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------------------------------------------------------

         (a)      The Ronald E. Scherer Trust

         (b)      State of organization:  Ohio

         (c)      Principal business:  trust operations

         (d) During the last five years, the Ronald E. Scherer Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Ronald E. Scherer Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Ronald E. Scherer Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         This Schedule 13D is being filed to report the formation of a group for voting purposes. Each of the persons filing this Schedule 13D has entered into a Shareholder Voting Agreement in connection with the transactions described in
Item 4.

         The common shares, without par value ("Common Shares") of the Company reported as beneficially owned by Thaddeus S. Majerek, Thaddeus A. Majerek, and Michael J. Majerek, individually and as Trustees, were acquired (a) in consideration for the transfer by them and certain other persons of all of the stock of Michiana News Service, Inc. in exchange for Common Shares of the Company and Senior and Subordinated Debentures of the Company in the Michiana transaction described in Item 4 and (b) as payment of 67% of accrued interest due to them through December 31, 1997, under the Senior and Subordinated Debentures of the Company.

         The Common Shares of the Company reported as beneficially owned by Richard Stoll, Sr., individually and as Trustee, Richard Stoll, Jr., Margaret M. Stoll, Francis Stoll, Virginia Hiteshew, Stephanie Hamilton, Nancy Stoll Lyman, John O. Stoll, III, Mary Olerich, James F. Stoll, William W. Stoll and Suzanne
M. Voss were acquired (a) in consideration for the transfer by them of all of the stock of The Stoll Companies in exchange for Common Shares of the Company and Senior and Subordinated Debentures of the Company in the Stoll transaction described in Item 4 and (b) as payment of 67% of accrued interest due to them through December 31, 1997, under the Senior and Subordinated Debentures of the Company.

         The Common Shares of the Company reported as beneficially owned by Northern News Company were acquired (a) in consideration for the transfer by it to the Company of all of its assets and liabilities related to the wholesale distribution of periodicals in exchange for Common Shares of the Company and Senior and Subordinated Debentures of the Company in the Northern transaction described as part of the Scherer Affiliate transactions in Item 4 and (b) as payment of 67% of accrued interest due to it through December 31, 1997, under the Senior and Subordinated Debentures of the Company.

         The Common Shares of the Company reported as beneficially owned by Wholesalers Leasing Corp. were acquired (a) in consideration for the transfer by it to the Company of all of its assets and liabilities related to the wholesale distribution of periodicals in exchange for Common Shares of the Company and Senior and Subordinated Debentures of the Company in the Wholesaler's transaction described as part of the Scherer Affiliate transactions in Item 4 and (b) as payment of 67% of accrued interest due to it through December 31, 1997, under the Senior and Subordinated Debentures of the Company.

         Of the Common Shares of the Company reported as beneficially owned by Ronald E. Scherer, 500,000 shares were previously beneficially owned by him due to his shared voting power of Common Shares of the Company owned by Ohio Periodical Distributors, Inc. ("OPD"). In the OPD transaction described as part of the Scherer Affiliate transactions in Item 4, OPD merged into the Company, the 500,000 Common Shares owned by it became treasury stock of the Company and the OPD shareholders received 1,019,077 Common Shares and Senior and Subordinated Debentures of the Company. 99% of the OPD stock was owned by two Scherer family trusts, over which Mr. Scherer shares voting power. As a result, 99% of the Common Shares, or 1,008,886 Common Shares now owned by the trusts, are beneficially owned by Mr. Scherer. Additionally, Mr. Scherer shares voting power over the Common Shares of the Company acquired by Northern News Company and Wholesalers Leasing Corp. described above. Additionally, as a shareholder of Scherer Companies, Mr. Scherer received 21,433 Common Shares in the Scherer Companies transaction described as part of the Scherer Affiliate transactions in
Item 4, in which all of the stock of Scherer Companies was transferred to the Company in exchange for Common Shares of the Company and Senior and Subordinated Debentures of the Company. Finally, Mr. Scherer, the Scherer family trusts, Northern, and Wholesalers received Common Shares as payment of 67% of accrued interest due to them through December 31, 1997, under the Senior and Subordinated Debentures of the Company issued to them in connection with the Scherer Affiliate Transactions.

         Of the Common Shares of the Company reported as beneficially owned by Linda Talbott, 500,000 shares were previously beneficially owned by her due to her shared voting power of common shares of the Company owned by Ohio Periodical Distributors, Inc. ("OPD"). In the OPD transaction described as part of the Scherer Affiliate transactions in Item 4, OPD merged into the Company, the 500,000 Common Shares owned by it became treasury stock of the Company and the OPD shareholders received 1,019,077 Common Shares and Senior and Subordinated Debentures of the Company. 99% of the OPD stock was owned by two Scherer family trusts, over which Ms. Talbott shares voting power. As a result, 99% of the Common

Shares, or 1,008,886 Common Shares now owned by the trusts, are beneficially owned by Ms. Talbott. Additionally, Ms. Talbott shares voting power over the Common Shares of the Company acquired by Northern News Company and Wholesalers Leasing Corp. described above. Additionally, as a shareholder of Scherer Companies, Ms. Talbott received 21,433 Common Shares in the Scherer Companies transaction described as part of the Scherer Affiliate transactions in Item 4, in which all of the stock of Scherer Companies was transferred to the Company in exchange for Common Shares of the Company and Senior and Subordinated Debentures of the Company. Finally, Ms. Talbott the Scherer family trusts, Northern, and Wholesalers received Common Shares as payment of 67% of accrued interest due to them through December 31, 1997, under the Senior and Subordinated Debentures of the Company issued to them in connection with the Scherer Companies transaction.

         The Common Shares of the Company reported as beneficially owned by Ted Rysz were acquired, as a shareholder of OPD, Scherer Companies, and Read-mor (a) in the OPD, Scherer Companies, and Read-mor transactions described as part of the Scherer Affiliate transactions in Item 4 and (b) as payment of 67% of accrued interest due to him through December 31, 1997, under the Senior and Subordinated Debentures of the Company issued to him in connection with the OPD, Scherer Companies, and Read-mor transactions.

         Both the Ronald E. Scherer Trust and the Linda Haynor Talbott (collectively, the "Trusts") are governed under the same instrument and have the same trustee. Therefore, the same trustee shares voting power over the Common Shares beneficially owned by each Trust and each Trust is deemed to be the beneficial owner of the Common Shares beneficially owned by the other Trust. Of the Common Shares of the Company reported as beneficially owned by the Trusts, 500,000 Common Shares of the Company owned by Ohio Periodical Distributors, Inc. ("OPD") were previously beneficially owned due to the Trust Shared voting power of Common Shares. In connection with the merger of OPD into the Company, the 500,000 Common Shares owned by it became treasury stock of the Company and the OPD shareholders received 1,019,077 Common Shares and Senior and Subordinated Debentures of the Company. 99% of the OPD stock was owned by Trusts. 99% of the Common Shares, or 1,088,886 Common Shares now are beneficially owned by the Trusts. Additionally, the Trusts share voting power over the Common Shares of the Company acquired by Northern News Company ("Northern") and Wholesalers Leasing Corp. ("Wholesalers"), in connection with the Company's acquisition of the wholesale periodical assets of these two companies. Finally, the Trusts, Northern, and Wholesalers received Common Shares of the Company as payment of 67% of accrued interest due to them through December 31, 1997, under the Senior and Subordinated Debentures of the Company issued to them in connection with the acquisitions described above.

Item 4.  Purpose of the Transaction.
         ---------------------------

         In connection with the various transactions described below, and as a condition to the consummation of the transactions, the persons filing this
Schedule 13D entered into a Shareholder Voting Agreement. The Shareholder Voting Agreement provides that during the term of the Agreement each party to the Agreement will vote his or her Common Shares in favor of election to the Company's board of directors of: (a) two Scherer Company representatives, (b) two Stoll Company representatives, (c) two Klein Company representatives, and
(d) one Michiana representative. Ronald E. Scherer is to designate the Scherer Company representatives to be elected by the group, Richard Stoll, Sr. and Richard Stoll, Jr. are to designate the Stoll Company representatives to be elected by the group, George R. Klein is to designate the Klein Company representatives to be elected by the group, and Thaddeus S. Majerek is to designate the Michiana Representative to be elected by the group. With the consummation of the transactions described below this Shareholder Voting Agreement is now effective and constitutes the formation of a group for voting purposes. The Shareholder Voting Agreement is to terminate on the earlier to occur of: (i) such time as all of the Debentures issued under the Debenture Agreement in connection with the transactions described below, along with all accrued interest thereon, have been paid in full; or (ii) at such time as the Executive Committee consisting of Ronald E. Scherer, Richard Stoll, Sr., Richard Stoll, Jr., Thaddeus S. Majerek and George R. Klein unanimously agrees to terminate the Shareholder Voting Agreement.

         Set forth below is a description of the transactions pursuant to which the Shareholder Voting Agreement was entered into.

         In order to provide the Company with a sufficient number of common shares authorized to enable it to complete the share issuances necessary to complete all of the following described transactions, the Company's shareholders approved a one-for-ten reverse stock split of the Company's outstanding common shares. The number of shares set forth in the following description of the transactions are pre-reverse split.

                  (a) MICHIANA TRANSACTION. Pursuant to an Option Agreement dated March 1, 1996 (the "Michiana Option Agreement"), between the Company and Thaddeus A. Majerek, individually and on behalf of the shareholders of Michiana News Services, Inc. (collectively, the "Michiana Shareholders"), the Company was granted an option to acquire Michiana News Services, Inc. ("Michiana") generally pursuant to the terms set forth in the Michiana Option Agreement. Pursuant to the Michiana Option Agreement, the Company entered into negotiations with Michiana and the Michiana Shareholders. Effective July 30, 1996, the Company entered into a Stock Transfer and Exchange Agreement with the shareholders of Michiana pursuant to which the Michiana

         Shareholders transferred all of the outstanding shares of capital stock in Michiana to the Company in exchange for 5,355,811 common shares, without par value, of the Company and $3,500,000 principal amount of 8% Senior Debentures of the Company Due 2002 and $2,334,256 principal amount of 10% Subordinated Debentures of the Company Due 2004. On September 3, 1997 the shareholders of the Company approved this transaction and the transaction has been consummated.

                  (b) STOLL TRANSACTION. Pursuant to an Option Agreement dated March 1, 1996 (the "Stoll Option Agreement"), between the Company and The Stoll Companies, the Company was granted an option to acquire the Stoll Companies ("Stoll") generally pursuant to the terms set forth in the Stoll Option Agreement. Pursuant to the Stoll Option Agreement, the Company entered into negotiations with Stoll and its shareholders (the "Stoll Shareholders"). Effective July 31, 1996, the Company entered into a Stock Transfer and Exchange Agreement with Stoll and the shareholders of Stoll (the "Stoll Shareholders"), pursuant to which all of the Stoll Shareholders will contribute their shares of stock of Stoll to the Company in exchange for 19,584,662 shares of Common Stock of the Company and $16,800,000 principal amount of 8% Senior Debentures of the Company Due 2002, and $9,105,267 principal amount of 10% Subordinated Debentures of the Company Due 2004. On September 3, 1997, the shareholders of the Company approved this transaction and the transaction has been consummated.

         (c) SCHERER AFFILIATE TRANSACTIONS. Pursuant to an Option Agreement dated March 1, 1996 (the "Option Agreement"), between the Company and Linda Hayner Talbott individually and on behalf of the shareholders of Ohio Periodical Distributors, Inc. ("OPD"), Northern News Company, and its subsidiary, MacGregor News Agency, Inc. (collectively, "Northern"), the Company was granted an option to acquire, at the option of the seller, all or substantially all of the wholesale periodical distribution assets and assume all or substantially all of the wholesale periodical distribution liabilities of OPD and Northern, generally pursuant to the terms set forth in the Option Agreement. OPD, MacGregor, Northern, Wholesalers Leasing, Inc., the Scherer Companies, and Read-mor Book Store, Inc., are companies affiliated with Ronald E. Scherer, senior chairman of the Company (collectively, the "Scherer Affiliates"). Effective July 29, 1996, the Company entered into an Asset Transfer and Exchange Agreement with Northern, pursuant to which the Company is to acquire such of the assets and liabilities of that company as are related to the wholesale distribution of periodicals (and pursuant to the agreement with Northern, to acquire all of the stock of MacGregor held by Northern) in exchange for 1,335,425 shares of Common Stock of the Company, $1,423,384 principal amount of 8% Senior Debentures of the Company Due 2002, and $501,199 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 1, 1996, the Company entered into an Asset Transfer and Exchange Agreement with OPD and the shareholders of OPD (the "OPD Shareholders"), subsequently modified to a Stock Transfer and Exchange Agreement. This Agreement has been amended to provide for the Acquisition to be effected in the form of a merger, pursuant to which OPD will merge with and into the Company and, in the merger, the stock of OPD will be exchanged for 10,190,773 shares of Common Stock of the Company and $7,404,807 principal amount of 8% Senior Debentures of the Company Due 2002, and $76,013 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 2, 1996, the Company entered into an Asset Transfer and Exchange Agreement with Wholesalers pursuant to which the Company is to acquire certain of the assets of that company as are related to the wholesale distribution of periodicals in exchange for 482,599 shares of Common Stock of the Company and $306,799 principal amount of 8% Senior Debentures of the Company Due 2002, and $388,711 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 2, 1996, the

         Company entered into a Stock Transfer and Exchange Agreement with Scherer Companies and all of the shareholders of Scherer Companies (the "Scherer Shareholders"), pursuant to which the Scherer Shareholders will contribute their shares of stock of Scherer Companies to the Company in exchange for 432,980 shares of Common Stock of the Company and $62,614 principal amount of 8% Senior Debentures of the Company Due 2002, and $561,386 principal amount of 10% Subordinated Debentures of the Company Due 2004. Also, effective August 2, 1996, the Company entered into a Stock Transfer and Exchange Agreement with Read-mor Book Store, Inc. ("Read-mor") and the shareholder of Read-mor (the "Read-mor Shareholder"), pursuant to which the Read-mor Shareholder will contribute his shares of stock of Read-mor to the Company in exchange for 233,702 shares of Common Stock of the Company and $242,211 principal amount of 8% Senior Debentures of the Company due 2002 and $94,594 principal amount of 10% Subordinated Debentures of the Company due 2004. On September 3, 1997, the shareholders of the Company approved these transactions and the transactions have been consummated.

                  (d) KLEIN TRANSACTION. Effective September 14, 1996, the Company entered into a Stock Transfer and Exchange Agreement with the George R. Klein News Agency, Inc., Central News Agency, Inc., and Newspaper Sales, Inc. (collectively, "Klein"), and the sole shareholder of Klein (the "Klein Shareholder"), pursuant to which the Klein Shareholder will contribute his shares of stock of Klein to the Company in exchange for 10,878,807 shares of Common Stock of the Company, $10,180,000 principal amount of 8% Senior Debentures of the Company Due 2002, and $5,498,281 principal amount of 10% Subordinated Debentures of the Company Due 2004.

         Other than as described or referred to above. The Company is currently attempting to raise additional equity by the issuance of its Common Shares pursuant to a private offering. None of the persons filing this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition or control of the Company by any person; (h)causing the shares to cease to be authorized to be quoted in an interdealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Each of the parties filing this Schedule 13D reserves the right to formulate plans or proposals, and to take such action, in the future with respect to any or all of the matters referred to in this Item and any other matters as any of them may determine.

Item 5.  Interest in Securities of the Issuer.
         --------------------------------------


                                             Common Shares                Percent of
          Name                             Beneficially Owned               Class
          ----                            -------------------             ----------
Ronald E. Scherer(1)                           1,814,501                     24.4%

Linda Hayner Talbott(1)                        1,279,451                     17.2%

Richard Stoll, Sr.(4)                            421,750                      5.7%

Richard Stoll, Jr.                               153,350                      2.1%

Margaret M. Stoll                                153,392                      2.1%

Francis Stoll                                    153,392                      2.1%

Virginia Hiteshew                                153,350                      2.1%

Stephanie Hamilton                               153,350                      2.1%

Nancy Stoll Lyman                                153,350                      2.1%

John O. Stoll, III                               153,350                      2.1%

Mary Olerich                                     153,350                      2.1%

James F. Stoll                                   153,392                      2.1%

William W. Stoll                                 153,350                      2.1%

Suzanne M. Voss                                  153,392                      2.1%

Thaddeus S. Majerek(2)                           290,609                      3.9%

Thaddeus A. Majerek(3)                           279,212                      3.8%

Michael J. Majerek(3)                            279,212                      3.8%

Northern News Company(1)                         144,476                      1.9%

Wholesalers Leasing(1)                            52,488                      0.7%
Corp.

The Roger L. Scherer(1)(5)                     1,245,450                     16.7%
Trust FBO Ronald E.
Scherer U/A 6/14/79

The Roger L. Scherer(1)(5)                     1,245,450                     16.7%
Trust FBO Linda Hayner
Talbott U/A 6/14/79

George R. Klein                                1,169,502                     15.7%

Thaddeus S. Majerek(2)                           290,609                      3.9%
Self-Declaration of
Trust Dated 7/6/90

Irrevocable Family                               279,212                      3.8%
Trust Agreement
Dated 1/22/86,
Thaddeus S. Majerek(3)

Richard H. Stoll, Sr., Trust                     421,750                      5.7%

Ted Rysz                                          46,356                      0.6%

Total for the Group                            5,742,949                     77.2%


------------------

Except as otherwise indicated below, the nature of the beneficial ownership for all shares listed above is sole voting and investment power.

(1) The shares owned by Northern News Company, Wholesalers Leasing Corp. and the two Scherer Trusts are also deemed to be beneficially owned by Ronald E. Scherer and Linda Hayner Talbott, because they share voting power over these shares.

(2) Thaddeus S. Majerek, as a trustee of a self-declaration of trust, has voting power over all of the shares held in this trust and is, therefore, deemed to be a beneficial owner thereof.

(3) Thaddeus A. Majerek and Michael J. Majerek are co-trustees of a family trust and are deemed to be beneficial owners of the shares contained in such trust because they share voting power over those shares.

(4) Richard Stoll, Sr., as trustee, has voting Power over all of the shares held in this trust and is, therefore, deemed to be beneficial owner thereof.

(5) The Scherer Trusts are covered under the same instrument and have the same trustee. Therefore, the same trustee shares voting power over the common shares beneficially owned by each trust and each trust is deemed to be the beneficial owner of the common shares beneficially owned by the other trust.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect
         --------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         There are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and others with respect to the securities of the Company. Each of the acquisitions described in Item 4 were completed within the past 60 days. As disclosed in Item 2, Common Shares were issued to the persons filing this Schedule 13D in connection with such acquisitions.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         1. Shareholder Voting Agreement, as amended, dated as of October 9, 1996 among the parties filing this Schedule 13D.

                                   Signatures

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 1998


------------------------------------                          ------------------------------------
         RONALD E. SCHERER                                             LINDA HAYNER TALBOTT

                                                          NORTHERN NEWS COMPANY

                                                          By: /s/ David B. Thompson, Treasurer
------------------------------------                          ------------------------------------
         TED RYSZ                                             David B. Thompson, Treasurer

                                                          WHOLESALERS LEASING CORP.

                                                          By: /s/ David B. Thompson, Treasurer
                                                              ------------------------------------
                                                              David B. Thompson, Treasurer
